August 26, 2019

Scott D. Beamer
Vice President and Chief Financial Officer
Cabot Microelectronics Corporation
870 North Commons Drive
Aurora, Illinois 60504

       Re: Cabot Microelectronics Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed November 13, 2018
           File No. 000-30205

Dear Mr. Beamer:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery